Exemption file number 82-4953

Heineken NV

02 MAR 22 AM 8:36

02015996

P.O. Box 28, 1000 AA Amsterdam
The Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 523 92 39
fax: +31 (0)20 626 35 03

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

direct phone	our reference	your reference	date
+31 20 5239591	02-003		February 27, 2002

SUPPL

Dear Sir/Madam,

Attached please find publications of Heineken NV dated February 27, 2002.
These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV.

Yours sincerely,

i/a

J.C. van de Merbel
Director Investor Relations

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Encl.

dw 3/22

Amsterdam, 27 February 2002

Heineken net profit up by 15% to EUR 715 million

- Net profit on ordinary activities of Heineken N.V. increased by 15% in 2001 from EUR 621 million to EUR 715 million (excluding extraordinary result).

- An extraordinary result after tax of EUR 52 million was realised, resulting from a gain on the sale of the company's interest in Spanish hotel group NH Hoteles SA and as well as an extraordinary cash dividend distributed by Whitbread PLC.

- Operating profit rose by 22% from EUR 921 million in 2000 to EUR 1,125 million in 2001, due to autonomous growth, first time consolidation of new acquisitions and the favourable exchange rate of the US dollar versus the euro.

- Net turnover increased by EUR 1,056 million (+13%) from EUR 8,107 million in 2000 to EUR 9,163 million in 2001.

- Operating profit represented 12.3% of net turnover in 2001, compared with 11.4% in 2000.

- Net profit per share on ordinary activities increased to EUR 1.82, compared with EUR 1.58 in 2000 (restated for the share split in April 2001).

- Group volume*) in 2001 increased to 80.9 million hectolitres (+8.3%) compared with 2000. Total volume of the Group (Group volume and the volume of affiliated companies) rose from 97.9 million hectolitres to 105.1 million hectolitres.

- In countries where Heineken is positioned in the premium segment, sales volume increased by 7%. The United States, Spain, France, Italy, Thailand and Canada accounted for most of the growth. Worldwide sales of Heineken beer rose by 4% to 22.4 million hectolitres.

- Higher volumes of Amstel Light in the United States (+20%) compensated lower volumes of Amstel in Europe, with the result that Amstel's total volume remained stable at 10.8 million hectolitres.

- At the Annual General Meeting of Shareholders to be held on 25 April, 2002 it will be proposed to declare an unchanged cash dividend of EUR 0.40 per share of EUR 2.00 nominal value. An interim dividend of EUR 0.16 was paid on 24 September, 2001, leaving a final dividend of EUR 0.24 per share.

- Despite factors that are difficult to predict, such as exchange rates, government policy, economic developments and the weather, Heineken once again expects further growth in net profit in 2002. Heineken also remains positive regarding the longer term profit outlook.

*) Group Volume comprises sales by consolidated companies and sales of Heineken beers brewed and marketed under licence by third parties.

Net turnover and sales volume

Net turnover in 2001 rose by 13% to EUR 9,163 million, with 6% of the growth being accounted for by first time consolidations – mainly the consolidation of Nigerian Breweries with effect from 1 January 2001 as well as the first time consolidation of a number of beverage wholesalers. The higher exchange rate of the US dollar against the euro accounted for an increase of almost 2%. Organic growth in net turnover was 5%, of which higher selling prices and improvements in the sales mix accounted for 4% and growth in sales volume contributed 1%.

The world beer market grew by almost 3% in 2001 to 1,404 million hectolitres. Consumption of beer in Europe increased by more than 2%, with particularly strong growth in Russia. The American beer market, the largest in the world, recorded 0.5% growth, while the Asian market grew by 6%, and the African market by 2.5%.

Group volume*) of the Heineken Group was 6.1 million hectolitres higher at 80.9 million hectolitres, an increase of 8.3%, which was largely accounted for by the participation in Brau Holding International in Germany. Total volume of the Group (Group volume and the volume of affiliated companies) rose from 97.9 million hectolitres to 105.1 million hectolitres.

The sales volume of Heineken beer rose in 2001 with more than 7% in the countries where the brand is positioned in the premium segment. The United States, Spain, France, Italy, Thailand and Canada accounted for most of the growth. Worldwide sales volume of the Heineken brand increased by 4% to 22.4 million hectolitres.

Sales volume of Amstel beer held steady at 10.8 million hectolitres, with lower volumes in the Netherlands and Greece in particular being compensated by higher volumes in Spain and the United States.

In 2001 the total sales volume of the Heineken Group in Europe increased by 4.7 million hectolitres to 55.4 million hectolitres, despite the moderate year for the beer market in Western Europe as a result of the terrorist attacks in the United States and the relatively poor summer weather. At the same time, the process of consolidation within the European brewing industry accelerated and brought about intensified competition.

Heineken's results in the Netherlands improved despite contraction of the beer market.

In France sales volumes and market share increased slightly. The results benefited from higher sales of Heineken beer and the speciality beer Desperados.

Sales volume in Italy rose in line with the market and the results were higher than the previous year. Improvements in the sales mix due to increased sales of the Heineken and Moretti brands and efficiency gains in production and distribution were contributory factors here.

Sales volume in Spain was higher despite the compulsory sale of two breweries and a number of regional brands as required by the government. The improved result was partly due to a better sales mix, with increased sales of Heineken and Cruzcampo beer.

*) Group Volume comprises sales by consolidated companies and sales of Heineken beers brewed and marketed under licence by third parties.

Sales volume in Greece was down, following the general market trend, which brought pressure to bear on profits.

For the first time in seven years, the Polish beer market showed no growth as a result of sharp increases in excise duty, a downturn in consumer expenditure and a weakening economy. The beer sales of the Zywiec Group were higher, resulting in a slight increase in market share. The results improved as well.

Growth in the US beer market slowed in the wake of the tragic events in September. Despite the slowed growth our total sales volume was 5% higher and consumption of our beers rose with 7%. Sales of Heineken beer were up by almost 4% and Amstel Light grew by no less than 20%. Heineken sales volume in Canada also posted strong growth.

Results in the Asia/Pacific region continued to improve, with the Heineken brand growing particularly strong in Thailand and Vietnam.

In Africa, sales and operating profit increased strongly, mainly owing to the good performance of Nigerian Breweries and its full consolidation for the first time in 2001. The company has been under Heineken management since 1999.

Operating profit and net profit

Operating profit in 2001 rose by 22% to EUR 1,125 million. First time consolidation of new acquisitions played an important part in this growth. The higher exchange rate realised for the US dollar against the euro also made a contribution to the operating profit. The increased volume, the improved sales mix and the higher selling prices also played a part. The higher costs associated with the development and implementation of common systems throughout the Heineken group depressed the operating profit. These costs were up EUR 40 million compared to 2000. Operating profit as a percentage of turnover improved from 11.4% to 12.3%.

Intensified marketing efforts further strengthened our brands resulting in higher marketing and selling expenses of EUR 1,281 million, which as a percentage of net turnover, rose from 13.7% to 14.0%.

Raw material and packaging prices rose by more than 5%, but energy costs remained stable. Personnel costs were higher, mainly as a result of first time consolidations and high project costs.

Investments in major ICT projects and development costs which satisfy certain criteria have been capitalised as from the beginning of 2001 and are amortised over three years. A total of EUR 17 million was capitalised in 2001, of which EUR 4 million has been amortised. The costs which do not qualify for capitalisation have been included in personnel and other costs.

The decline in the results of non-consolidated participating interests reflects the effect of the full consolidation of Nigerian Breweries, in which we increased our interest to 54%. In 2000 this company was included as a non-consolidated participating interest at net asset value.

Net interest charges increased by EUR 5 million. Interest paid rose by EUR 9 million, owing to the effect of first time consolidations, and interest received increased by EUR 4 million.

The tax burden fell from 32.4% to 31.0%, largely due to the utilisation of carry forward tax losses in Spain. There was also an incidental benefit due to the release of a taxation provision from prior years.

Minority interests in the profit were higher, mainly reflecting the full consolidation of Nigerian Breweries.

The net profit on ordinary activities increased by 15% in 2001 to EUR 715 million. An extraordinary result after tax of EUR 52 million was also realised, resulting from a gain of EUR 36 million on the sale of the 2% interest in Spanish hotel group NH Hoteles SA, as well as an extraordinary cash dividend of EUR 16 million, distributed by Whitbread PLC in connection with the sale of its Pubs & Bars Division.

Earnings per share and dividend proposal

The net profit per share on ordinary activities increased from EUR 1.58 (restated for the share split in April 2001) to EUR 1.82.

At the Annual General Meeting of Shareholders to be held on 25 April 2002 it will be proposed to declare an unchanged cash dividend of EUR 0.40 per share of EUR 2.00 nominal value, on which Dutch withholding tax at 25% will be deducted. An interim dividend of EUR 0.16 per share was paid on 24 September 2001, leaving a final dividend of EUR 0.24 per share. If the meeting approves the dividend proposal, Heineken shares will be quoted ex-dividend as from 29 April 2002. The final dividend will be paid on 8 May 2002.

Balance sheet and cash flow

Shareholders' equity as at 31 December 2001 amounted to EUR 2,758 million compared with EUR 2,396 million at the end of 2000. The movement was the net effect of adding the net profit of EUR 767 million and revaluations of EUR 72 million and deducting goodwill of EUR 320 million and a proposed dividend payout of EUR 157 million.

Net debt decreased from EUR 442 million to EUR 152 million in 2001.

The cash flow from operations increased by EUR 179 million to EUR 1,572 million, mainly owing to the higher operating profit. Net investments in participating interests amounted to EUR 170 million and investments in tangible and intangible fixed assets amounted to EUR 596 million. Investments in tangible fixed assets in 2002 are expected to be about EUR 750 million.

Prospects

Our results are affected from year to year by factors that are difficult to predict such as exchange rates, government policy, economic developments and the weather. Despite these uncertainties, Heineken once again expects further growth in net profit in 2002. Heineken also remains positive regarding the longer term profit outlook, given the success of our corporate strategy, the strength of the Heineken and Amstel brands and our local brands, our international spread, the existing financial resources at our disposal and our extensive international experience.

The annual report will be available as from 28 March 2002.

Press enquiries
Manel Vrijenhoek
Telephone: +31 20 52 39 355

Investor and analyst enquiries
Jan van de Merbel
Telephone: +31 20 52 39 590

The presentation for analysts will be broadcast live at 12.30 hours at: www.heinekencorp.com

HEINEKEN N.V.

Consolidated Balance Sheet
after proposed appropriation of profit
in millions of euros

	31 December 2001	31 December 2000
Assets		
Fixed assets		
Intangible fixed assets	13	-
Tangible fixed assets	3,614	3,276
Financial fixed assets	531	615
	4,158	3,891
Current assets		
Stocks	692	550
Receivables	1,192	1,024
Cash and securities	1,175	824
	3,059	2,398
	7,217	6,289
Liabilities		
Group equity		
Shareholders' equity	2,758	2,396
Minority interests	381	124
	3,139	2,520
Investment facilities equalisation account	22	26
Provisions	1,024	976
Debts		
Long-term borrowings	797	875
Current liabilities	2,235	1,892
	3,032	2,767
	7,217	6,289

HEINEKEN N.V.

Consolidated Profit and Loss Account
in millions of euros

	2001		2000	
Net turnover		9,163		8,107
Raw materials, consumables and services	4,919		4,324	
Excise duties	1,226		1,093	
Personnel costs	1,417		1,301	
Depreciation, amortisation and value adjustments	476		468	
Total operating expenses		8,038		7,186
Operating profit		1,125		921
Results of non-consolidated participating interests		45		59
Interests		– 71		-66
Profit before tax		1,099		914
Taxation		– 327		-277
Group profit after tax		772		637
Minority interests		– 57		-16
Net profit on ordinary activities		715		621
Extraordinary result after tax		52		-
Net profit		767		621

HEINEKEN N.V.

Regional Segmentation
in millions of euros

	2001	2000
Sales proceeds		
Europe (including exports)	7,781	7,148
Western Hemisphere	1,176	987
Africa/Middle East	747	363
Asia/Pacific	465	497
Eliminations	– 1,127	– 1,009
Total sales proceeds	9,042	7,986
Proceeds from services	121	121
Net turnover	9,163	8,107
Operating profit		
Europe (including exports)	881	799
Western Hemisphere	55	46
Africa/Middle East	129	36
Asia/Pacific	60	40
Total	1,125	921
Total assets		
Europe (including exports)	4,802	4,685
Western Hemisphere	395	327
Africa/Middle East	791	380
Asia/Pacific	417	333
	6,405	5,725
Invested cash	812	564
Total assets according to balance sheet	7,217	6,289

HEINEKEN N.V.

Consolidated Cash Flow Statement
in millions of euros

	2001	2000
Cash flow from operating activities		
Operating profit	1,125	921
Results of non-consolidated participating interests	45	59
Depreciation and value adjustments	476	468
Movements in provisions	-32	– 26
Movements in working capital	– 42	– 23
Cash flow from operations	1,572	1,393
Interest paid and received	– 74	– 67
Taxation paid on profits	– 333	– 291
Cash flow from operating activities	1,165	1,035
Dividends paid	– 168	– 160
Cash flow from operating activities less dividends paid	997	875
Cash flow from investing activities		
Intangible fixed assets	– 17	–
Tangible fixed assets	– 579	– 418
Consolidated participating interests	– 148	– 939
Non-consolidated participating interests	– 74	– 107
Extraordinary income from disposal of investments	52	–
Other financial fixed assets	– 18	– 39
	– 784	– 1,503
Cash flow from financing activities		
Long-term borrowings	86	480
Repayment of long-term liabilities	– 182	187
Share issue by group companies	57	41
Investment facilities	1	1
	– 38	335
Net cash flow	175	– 293
Other cash movements:		
Changes in the consolidation	99	– 74
Exchange rate movements	– 14	– 6
Movement in cash	260	– 373
The net cash position is made up of:		
- Cash	1,146	801
- Securities	29	23
- Bank overdrafts	– 297	– 206
Position as at 31 December	878	618

Amsterdam, 27 February 2002

Proposed appointment member Executive Board Heineken N.V.

The Supervisory Board of Heineken N.V. will propose to the Annual General Meeting of Shareholders to appoint Mr René Hooft Graafland (46) as a member of the Executive Board as of 1 May 2002. The Annual General Meeting of Shareholders will be held on 25 April 2002.

Mr Hooft Graafland is currently Director Export and has been working for Heineken since 1981. Before heading up Heineken Export he was Director Corporate Marketing. He also had several international management functions in the Netherlands, Asia and Africa.
Mr Hooft Graafland is a Chartered Accountant.

Press enquiries
Manel Vrijenhoek
Telephone: +31 20 52 39 355

Investor and analyst enquiries
Jan van de Merbel
Telephone: +31 20 52 39 590

For more information on Heineken N.V.: www.heinekencorp.com

CURRICULUM VITAE

Name	René Hooft Graafland
Date of birth	24 September 1955
Place of birth	Rotterdam, the Netherlands
Nationality	Dutch
Family	married, 3 children

Employment

1997 – present	**Heineken N.V., Amsterdam** 2001 Director Heineken Export Group 1997 Director Corporate Marketing
1994 – 1997	**Multi Bintang, Jakarta** 1994 President Director
1991 – 1994	**Heineken Netherlands, Zoeterwoude** 1991 Marketing Director
1988 – 1990	**Bralima, Kinshasa** 1988 Financial Director
1985 – 1987	**Heineken N.V., Amsterdam** 1985 Area Export Manager Central/West Africa
1983 – 1984	**Vrumona, Bunnik** 1983 Product Manager
1981 – 1983	**Heineken Netherlands, Zoeterwoude** 1981 Management Trainee

Education

Business Administration at the Erasmus University in Rotterdam (1979)
Post-Graduate study Chartered Accountant

27 February 2002